FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

28 February 2024

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") detailed below took place on 26 February 2024.

The awards made to Executive Directors disclosed in this announcement are the same awards disclosed in the separate Grant of Conditional Awards announcement released on 28 February 2024 pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.    Long Term Incentive Awards

Long term incentive awards ("LTI awards") were made to the Executive Directors and other PDMRs named below, as part of variable pay for the performance year ended 31 December 2023. An LTI award is an award of Shares in the Company, with a three-year forward-looking performance period commencing on 1 January 2024 and ending on 31 December 2026.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures in the LTI scorecard, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2023. Subject to that assessment, the shares will vest in five equal annual instalments commencing from March 2027. Upon each vesting, a one-year retention period applies.

The LTI awards were made in London and are based upon the closing Share price on the London Stock Exchange on 23 February 2024 of £5.9720.

Executive Directors

Name	Shares awarded
Noel Quinn	974,853
Georges Elhedery	569,177

     Other PDMRs

Name	Shares awarded
Colin Bell	128,201
Greg Guyett	217,939
John Hinshaw	178,196
Pam Kaur	185,889
David Liao	131,864
Nuno Matos	175,017
Stephen Moss	112,903
Barry O'Byrne	144,423
Michael Roberts	225,804
Surendra Rosha	133,572
Ian Stuart	128,201

2.    Annual Incentive Awards

Awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2023 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2023, the performance assessment is detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2023. Upon vesting, a one-year retention period applies.

Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 23 February 2024 of £5.9720.

(i)       Immediately vested awards

Executive Directors

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £5.960535 per share	Net shares vested
Noel Quinn	168,955	79,409	89,546
Georges Elhedery	107,752	50,644	57,108

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £5.960535 per share	Net shares vested
Colin Bell	89,926	42,266	47,660
Greg Guyett	151,360	71,140	80,220
John Hinshaw	123,611	58,098	65,513
Pam Kaur	140,344	65,962	74,382
David Liao	94,469	14,171	80,298
Nuno Matos	134,831	20,225	114,606
Stephen Moss1	67,360	0	67,360
Barry O'Byrne	108,694	16,305	92,389
Michael Roberts	169,026	86,288	82,738
Surendra Rosha	96,393	14,459	81,934
Ian Stuart	87,247	41,007	46,240

1Awards vesting in the local jurisdiction of employment are not subject to Income Tax and Social Security liabilities.

(ii)      Deferred awards

Awards vest in five equal annual tranches commencing in March 2027. Upon vesting, a one-year retention period applies.

Other PDMRs

Name	Shares awarded
Colin Bell	55,494
Greg Guyett	91,251
John Hinshaw	74,310
Pam Kaur	100,798
David Liao1	53,927
Nuno Matos	100,409
Stephen Moss1	21,792
Barry O'Byrne	77,611
Michael Roberts1	105,424
Surendra Rosha1	55,886
Ian Stuart	50,021

1Awards vest in five equal annual tranches commencing in March 2025.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	1,143,808	£6,830,821.38
		Aggregated	£5.972	1,143,808	£6,830,821.38

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	79,409	£473,320.12
		Aggregated	£5.961	79,409	£473,320.12

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	676,929	£4,042,619.99
		Aggregated	£5.972	676,929	£4,042,619.99

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	50,644	£301,865.33
		Aggregated	£5.961	50,644	£301,865.33

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	273,621	£1,634,064.61
		Aggregated	£5.972	273,621	£1,634,064.61

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	42,266	£251,927.97
		Aggregated	£5.961	42,266	£251,927.97

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	460,550	£2,750,404.60
		Aggregated	£5.972	460,550	£2,750,404.60

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	71,140	£424,032.46
		Aggregated	£5.961	71,140	£424,032.46

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	376,117	£2,246,170.72
		Aggregated	£5.972	376,117	£2,246,170.72

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	58,098	£346,295.16
		Aggregated	£5.961	58,098	£346,295.16

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	427,031	£2,550,229.13
		Aggregated	£5.972	427,031	£2,550,229.13

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	65,962	£393,168.81
		Aggregated	£5.961	65,962	£393,168.81

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	280,260	£1,673,712.72
		Aggregated	£5.972	280,260	£1,673,712.72

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	14,171	£84,466.74
		Aggregated	£5.961	14,171	£84,466.74

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	410,257	£2,450,054.80
		Aggregated	£5.972	410,257	£2,450,054.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	20,225	£120,551.82
		Aggregated	£5.961	20,225	£120,551.82

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Turkey

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	202,055	£1,206,672.46
		Aggregated	£5.972	202,055	£1,206,672.46

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	330,728	£1,975,107.62
		Aggregated	£5.972	330,728	£1,975,107.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	16,305	£97,186.52
		Aggregated	£5.961	16,305	£97,186.52

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	500,254	£2,987,516.89
		Aggregated	£5.972	500,254	£2,987,516.89

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	86,288	£514,322.64
		Aggregated	£5.961	86,288	£514,322.64

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	285,851	£1,707,102.17
		Aggregated	£5.972	285,851	£1,707,102.17

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	14,459	£86,183.38
		Aggregated	£5.961	14,459	£86,183.38

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.97	265,469	£1,585,380.87
		Aggregated	£5.972	265,469	£1,585,380.87

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.96	41,007	£244,423.66
		Aggregated	£5.961	41,007	£244,423.66

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
+44 (0) 207 991 3048

This information is provided by RNS, the news service of th

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 February 2024